CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

November 1, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS LIMITED MAILS

SUPPLEMENTARY DIRECTORS' CIRCULAR AND

MAKES NO RECOMMENDATION TO SHAREHOLDERS

AS TO WHETHER TO ACCEPT OR REJECT THE ENDEAVOUR OFFER

Vancouver, BC – November 1, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream") announces that it has mailed a supplementary directors' circular (the "Circular") in response to the unsolicited offer from Endeavour Silver Corp. ("Endeavour") to Cream shareholders to purchase all of the issued and outstanding shares of Cream (including shares that may become outstanding, before the expiry date of the Endeavour Offer, upon the conversion, exchange or exercise of outstanding options or warrants of Cream) (the "Shares") for $0.12 per Share (the "Endeavour Offer").  The Circular is available on the Company's website at www.creamminerals.com and on SEDAR at www.sedar.com under the Company's profile.

The Circular contains no recommendation of the Cream board of directors (the "Board") as to whether Cream shareholders ("Shareholders") should accept or reject the Endeavour Offer.  Shareholders should consider the information contained in the Circular carefully and make their own decisions.  Shareholders who are in doubt about how to respond to the Endeavour Offer, should consult their investment dealer, stockbroker, lawyer or other professional advisors.

REASONS FOR MAKING NO RECOMMENDATION

After careful consideration of the risks and opportunities presented by the Endeavour Offer, the members of the Independent Committee of the Board found themselves unable to make a recommendation to Shareholders to accept or reject the Endeavour Offer.  Ultimately, they concluded, it is a choice that will rest on each Shareholder's personal circumstances, appetite for risk and tolerance of uncertainty.  Accordingly, the Independent Committee concluded that the Board could not usefully make a recommendation to Shareholders, but should instead strive to provide Shareholders with all of the relevant information to allow them to make that decision for themselves.

After considering the Endeavour Offer and available alternatives, and taking into account the recommendation of the Independent Committee, the Board has unanimously determined that it will make no recommendation to Shareholders with respect to the Endeavour Offer.

The Independent Committee, with its financial advisors, conducted a market canvass of companies they thought were likely to be interested in making a superior proposal for the Shares and to have the ability to act quickly to make such a decision.  28 companies were contacted in that process.  Although several of the parties contacted executed confidentiality agreements and conducted due diligence, and one conducted a site visit at the Company's Nuevo Milenio project, no competing offer for the Shares has been made to date.  Accordingly, while a financially superior offer may be made before the expiry of the Endeavour Offer, the Endeavour Offer is the only offer to purchase all of the outstanding Shares that is open for acceptance by Shareholders at the date of the Circular.  Shareholders who are attracted by the certainty of an opportunity to sell their Shares for cash at this time may prefer to accept the Endeavour Offer or, since the current market price of the Shares is higher than the Endeavour Offer price, to sell in the market.

On the other hand, Cream is an exploration company that holds what the Board believes is a highly prospective silver-gold property, the Nuevo Milenio project, as well as several other exploration prospects.  Shareholders who sell their Shares now, either in the market or by accepting the Endeavour Offer, will forego any opportunity to participate in the upside potential associated with Nuevo Milenio, which could be significant, as well as Cream's other properties.

On October 14, 2010, Cream received an offer (the "Minco Offer") from Minco Silver Corporation ("Minco") for a transaction that would involve the sale by Cream to Minco of an initial 50% interest in Nuevo Milenio for $5 million in cash, and the grant to Minco of an option to acquire an additional 20% interest by incurring work expenditures of a further $5 million.  Assuming it fulfils its own expenditure requirements, Cream would retain a 30% interest in the upside potential of Nuevo Milenio.  The terms of the Minco Offer, which were under negotiation between Minco and Cream when Endeavour announced its intention to make the Endeavour Offer, are described in more detail in the Circular.

Frank Lang, the Chairman and a director of Cream, is also its major creditor.  At the date of the Circular, Cream owes Mr. Lang and a company controlled by him an aggregate of nearly $1.3 million.  Mr. Lang has agreed that if Cream accepts the Minco Offer, Cream may defer for two years the repayment of $1 million of this debt.

The Independent Committee has concluded that the agreement contemplated by the Minco Offer and Mr. Lang's forbearance agreement together would constitute a viable alternative to the Endeavour Offer.  With the Minco and Lang agreements in place, Cream would be recapitalized, with sufficient cash to pay its debts to third party creditors and comfortably meet its expected working capital needs for at least two years.  In addition, Cream's most valuable asset, the Nuevo Milenio project, would be in the hands of Minco, which has a skilled senior management team with a strong global track-record in major mining organizations, and Cream would retain a significant interest in the project.

Capital West Partners, financial advisor to the Independent Committee, has advised the Independent Committee that it regards the Endeavour Offer as superior to the Minco Offer from a financial point of view.  Nevertheless, Shareholders who wish their Company to remain in the business of mineral exploration and to participate in Nuevo Milenio's upside potential, with the possibility that they may over the longer term achieve a better return by retaining their Shares, may prefer to reject the Endeavour Offer.

The Board is of the view that given the limited financial resources of the Company and in accordance with the Company's business plan, the acceptance of the Minco Offer is in the best interests of the Company.  If on November 9, 2010, the expiry date of the Endeavour Offer, Shares representing less than 50.1% of the outstanding Shares, calculated on a fully-diluted basis, are tendered to the Endeavour Offer, the Board intends to accept the Minco Offer on November 10, 2010.

The following is a summary of the principal reasons why the Independent Committee and the Board have decided to make no recommendation with respect to acceptance or rejection of the Endeavour Offer:

•

The timing of the Endeavour Offer is opportunistic.  Endeavour is seeking to appropriate the upside potential of the Nuevo Milenio project by acquiring the Company before Nuevo Milenio's resource potential has been thoroughly explored.  Further exploration of Nuevo Milenio could significantly increase the property's value, although no assurances can be given in that regard.

•

Based on the volume-weighted average of the closing prices of the Shares on the TSX Venture Exchange for the 20 business days on which there was a closing price preceding September 27, 2010 (the date on which Endeavour announced its intention to make the Endeavour Offer), the Endeavour Offer represents a 75% premium.  However, the Endeavour Offer represents only a 9% premium to the $0.11 closing price of the Shares on the TSX Venture Exchange that was recorded three times from March to June 2010.

•

Since the announcement by Endeavour of its intention to make the Endeavour Offer, the Shares have consistently traded at or above the price of the Endeavour Offer.  Based on the closing price of the Shares on the TSX Venture Exchange on October 28, 2010, the last trading day prior to the date of the Circular, the Endeavour Offer represents a 9% discount, rather than a premium, for control of Cream.  The performance of the Shares during this period strongly suggests that the market believes that the Endeavour Offer undervalues the Shares.

•

The Endeavour Offer is coercive.  To be fair to Shareholders, Endeavour should have, but did not, include in its offer a commitment that if its 50.1% minimum tender condition is met or waived and it will take up the Shares tendered to the Endeavour Offer, it will announce that fact by news release and extend its offer by at least 10 days to allow those Shareholders who did not tender in the first instance to tender once it is clear that Endeavour will acquire a significant position in the Shares.

•

There are other significant risks and uncertainties related to the Endeavour Offer, which are described in further detail below under the heading "Risks Related to the Endeavour Offer".

•

At present, the Endeavour Offer is the only offer for 100% of the Shares that is available for acceptance by the Shareholders.  Although a superior proposal that would deliver greater consideration per Share than the Endeavour Offer may emerge before the expiry of the Endeavour Offer, no such offer is currently expected by the Board.

•

The Company's ability to continue as a going concern is dependent on its ability to obtain additional financing.  Cream estimates that, without regard to the debt forbearance by Mr. Lang outlined above, the Company would require approximately $2.5 million to operate for a period of 24 months and repay amounts owing to Mr. Lang and others.  The Company estimates that the completion of the transactions contemplated by the Minco Offer and the debt forbearance by Mr. Lang would provide the Company with sufficient working capital to operate without further equity financing for at least a 24-month period and to settle outstanding debt (other than the amount being deferred).  It is expected that additional financing, with accompanying dilution, would thereafter be required.  If Cream cannot implement the transaction contemplated by the Minco Offer, it will require additional financing. Current market conditions, the challenging funding environment and the recent low trading price of the Shares may make it difficult for Cream to raise sufficient funds through equity financings.  There can be no assurance that the required funding will be available to the Company on acceptable terms, or at all, and completion of future financings may result in substantial dilution for Shareholders.

•

There are significant risks and uncertainties related to the Minco Offer, which are described in further detail under the heading "Risks Related to the Minco Offer".

Risks Related to the Endeavour Offer

The Endeavour Offer is subject to a number of risks and uncertainties, including but not limited to the following:

•

The Endeavour Offer is highly conditional, to the benefit of Endeavour.

•

Frank Lang beneficially owns or controls approximately 22% of the issued and outstanding Shares, as well as options and warrants entitling him to acquire additional Shares, for a total of approximately 24% of the Shares calculated on a fully-diluted basis.  Mr. Lang has advised the Board that he will not tender any of his Shares to the Endeavour Offer.  The value of the Shares may decline, perhaps significantly, if a majority of the outstanding Shares are controlled by two significant Shareholders, each wanting to direct the affairs of the Company.

•

The Endeavour Offer is subject to the condition that there be validly deposited under the Endeavour Offer and not withdrawn at the expiry date of the Endeavour Offer, Shares representing at least 50.1% of the outstanding Shares, calculated on a fully-diluted basis.  However, Endeavour can waive this minimum tender condition and take up all the Shares tendered, even if the minimum tender condition is not met.  If Endeavour acquires less than a majority of the Shares, the Company's ability to effectively carry on its business may be impaired by a dysfunctional relationship between two significant Shareholders.

•

The purchase of Shares by Endeavour pursuant to the Endeavour Offer will reduce the number of Shares that might otherwise trade publicly and the number of Shareholders and could, therefore, adversely affect the liquidity and market value of the remaining Shares held by the public.

•

Under the Endeavour Offer, Endeavour may gain effective control of the Company without any obligation to acquire the outstanding Shares that were not tendered to its bid.  This is inherently coercive because a Shareholder may feel compelled to tender Shares to the Endeavour Offer, even if the Shareholder considers the offer price to be inadequate, to avoid the risk that the Shareholder may be left holding a minority investment at a reduced price reflective of a minority discount and with significantly less liquidity.

•

Endeavour has advised that, if the Endeavour Offer is accepted by Shareholders who hold not less than 90% of the Shares (other than those held by Endeavour and its affiliates), Endeavour intends to acquire the remaining Shares on the same terms as the Endeavour Offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia).  Endeavour has also advised that, if it takes up and pays for Shares under the Endeavour Offer but cannot rely on the compulsory acquisition provisions, it intends to effect a subsequent acquisition transaction to acquire the remaining Shares.  If it takes up and pays for 66 2/3% of the Shares issued and outstanding on a fully-diluted basis, it will own sufficient Shares to effect a subsequent acquisition transaction.  However, given that Mr. Lang has advised that he will not tender to the Endeavour Offer, it is not expected that Endeavour will be in a position to complete a compulsory acquisition of the remaining Shares, and there is no certainty that it will be able to acquire a sufficient number of Shares to effect a subsequent acquisition transaction.

•

Endeavour has advised that if it cannot complete a subsequent acquisition transaction, it will evaluate its alternatives, which may include purchasing Shares in the market, in privately negotiated transactions, in another take-over bid for Cream, or otherwise, or taking no further action to acquire additional Shares.  Any additional purchases will be at the discretion of Endeavour, and could be at a price greater than, equal to or less than the Endeavour Offer price.

•

If the Endeavour Offer is successful, there may thereafter be insufficient public distribution of the Shares to meet the TSX Venture Exchange's continued listing requirements.  If the Shares are delisted from the TSX Venture Exchange, there may be no other market for the Shares.

The Minco Offer

Minco is a Canadian-based mining company, the shares of which are listed on the Toronto Stock Exchange.  Minco is focused on the acquisition and development of high-quality silver-dominant properties.  Its flagship property is the Fuwan Silver deposit, located in Guangdong Province, China.

The Minco Offer is open for acceptance by Cream until 5:00 p.m. (Pacific Time) on November 10, 2010, the day after the scheduled expiry date of the Endeavour Offer.

The terms and conditions of the Minco Offer are set out in detail in the Circular.

Frank Lang, the major creditor and shareholder of Cream, supports the Minco Offer.  Mr. Lang has entered into a forbearance agreement with Cream, pursuant to which he has agreed to forbear from taking any action to collect $1 million of the $1.3 million debt owed to him and his affiliate for a period of two years, contingent upon Minco and Cream entering into an agreement on terms similar to those contemplated by the Minco Offer.  The terms of the forbearance agreement are set out in detail in the Circular.

Risks Related to the Minco Offer

While the Minco Offer creates opportunities for Cream and the Shareholders, it is also subject to a number of risks and uncertainties, including but not limited to the following:

•

The Minco Offer is not irrevocable, and there can be no assurance that it will not be withdrawn by Minco prior to acceptance by Cream.

•

The obligation of Minco to complete the transactions contemplated by the Minco Offer is subject to the completion by Minco of a due diligence investigation, to the satisfaction of Minco.  There can be no assurance that the results of such due diligence investigation will be acceptable to Minco.

•

The obligations of Minco and Cream to complete the transactions related to the Minco Offer are subject to a variety of conditions, including the receipt of all necessary governmental, regulatory and stock exchange approvals and, if required, the approval of the Shareholders.  There can be no assurance that all such approvals will be obtained.

•

The Minco Offer is for an option only, and there is no requirement for Minco to incur the necessary work expenditures to earn an additional 20% interest in the Nuevo Milenio project.  Minco will be the operator of the Nuevo Milenio project so long as it maintains a minimum 50% interest in the project.

•

If Cream and Minco form a joint venture on the Nuevo Milenio project, Cream will need to contribute its pro-rata share of expenditures related to the Nuevo Milenio project, failing which it will suffer dilution of its interest.  There can be no assurance that Cream will have sufficient funds to be able to maintain its interest in the Nuevo Milenio project.  If Cream's interest in the Nuevo Milenio project is diluted to less than a 10% interest, Cream's interest in the Nuevo Milenio project will convert to a 1.0% net smelter returns royalty.

•

An agreement reflecting the Minco Offer, together with the debt forbearance agreed between Cream and Mr. Lang, appears to be a viable means for Cream to achieve financial stability and maintain a significant interest in the upside potential of the Nuevo Milenio project and Cream's other properties; however, that potential may never be realized.

•

Mineral exploration is speculative.  It is possible that, for a variety of reasons (including but not limited to inherent uncertainties involved in mineral resource estimates, fluctuations in the price of silver, failure to obtain or maintain all required permits and approvals, and country risk), further exploration on Nuevo Milenio will not prove to be a success, and the market value of the Shares after the completion of the work contemplated by the Minco Offer may be lower than the Endeavour Offer price.

The foregoing is only a summary of the information and factors considered by the Independent Committee and the Board.  This summary is not intended to be exhaustive.  Shareholders should read the entire Circular, which includes further details of the material information, factors and analysis considered by the Independent Committee and the Board.

For further information, please contact:

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.